April 29, 2009

Tadao Tsuya
Attorney-In-Fact and Executive Officer
ORIX Corporation
Mita NN Bldg., 4-1-23 Shiba, Minato-ku
Tokyo 108-0014, Japan

      Re: ORIX Corporation
              Form 20-F for the Fiscal Year Ended March 31, 2008
              Filed July 2, 2008
              File No. 1-14856
              Response Letter Dated April 10, 2009

Dear Mr. Tsuya:

      We refer you to our comment letter dated March 31, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Todd Schiffman
       Assistant Director
       Division of Corporation Finance